Exhibit 99.(a)(7)

                              For Immediate Release
                            C&F FINANCIAL CORPORATION

Tuesday, April 1, 1997

Contact:      Brad Schwartz or Tom Cherry
              (804) 843-2360



               C&F Financial Announces Successful Stock Repurchase

[West Point] -- On March 3, 1997, C&F Financial Corporation, the one-bank holding company for Citizens and Farmers Bank of West Point, announced it was seeking to purchase up to 210,000 shares of the Company's common stock, which represents 10% of its outstanding common stock, at a price of $21.00 per share. This offer expired Friday, March 28, 1997. The Company's stock repurchase was a success. Subject to confirmation on certain receipts, approximately 205,000 shares were tendered by approximately 55 shareholders. President and CEO of C&F, Larry G. Dillon, stated, "We anticipate that this successful tender will increase future shareholder value without having impaired the Company's strong capital position." The effect of this tender on the Company's December 31, 1996 capital would have resulted in risked-based capital, leverage and tier-one capital ratios of approximately 19.0%, 10.4% and 17.8%, respectively, which are well above the minimum required to be considered "well capitalized" of 10.0%, 4.0% and 6.0%, respectively.

Citizens and Farmers Bank and its subsidiary C&F Mortgage Corporation have sixteen offices throughout Virginia and Maryland. C&F Financial Corporation's stock is traded locally by several Richmond brokerage firms.


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